UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at December 8, 2009

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: December 10, 2009

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL APPOINTS PROCESSING PLANT AND FINANCIAL MANAGERS
FOR ITS NORTHERN CAPE OPERATIONS

December 8, 2009, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the appointment of Hans Gastrow as Operations Manager - Processing and Recovery Plant to oversee and optimize its diamond processing and recovery plants, and Johan Oosthuizen as Financial Manager responsible for financial oversight and planning at the Company's operations near Kimberley in the Northern Cape Province, South Africa.

Hans Gastrow is a registered professional mining engineer with broad engineering, operational, and managerial experience and skills in diamond mining in South Africa. In the 33 years that he worked with De Beers Consolidated Mines in South Africa, he was involved in open pit mining, underground operations, management of new projects, and improvements to processing and diamond extraction at several De Beers mines. Over his diamond career, he had considerable involvement in processing, extraction and final recovery plant development, recovery audit and optimization procedures, operational enhancement systems, and health and safety procedures. He also gained widespread exposure to the mining, geology, and evaluation of diamond deposits as well as extensive management experience including 15 years spent as General Manager at various De Beers diamond mining operations including the Koffiefontein, Kimberley, Venetia, and Cullinan Mines.

He graduated in 1971 with a B.Sc. Eng in mining and also obtained a Graduate Diploma in Engineering from the University of the Witwatersrand and later completed an Executive Development Program through the Gordon Institute of Business Science in Johannesburg.

Rockwell has acquired the services of Hans Gastrow on a contract basis for an initial six months, whereafter the Parties may mutually agree to Hans becoming an employee of the Company.

Johan Oosthuizen is an accountant with extensive business experience in mining, manufacturing, and the financial sector. He served with Eskom Pension and Provident Fund, the benefit fund of South Africa's electricity utility, as General Manager of Finance and Administration for 12 years to 1998. He was a member of the management team contributing to the strategic direction and growth of Eskom's privately managed benefit fund, which was the second largest in the country. He consulted on accounting solutions, financial management, corporate structuring, and taxation until joining the De Beers Group in 2003. He was initially a financial analyst with De Beers Consolidated Mines Limited and following restructuring, assumed the role of finance business partner to the Technical Division of De Beers Group Services (Pty) Limited. His was responsible for the financial business support on both planning, operational and project management levels in the Technology, Engineering, Metallurgy, Mineral Resource Management services and skills offering, R & D, and manufacturing/trading environment. Responsibilities included business model analysis, planning, control, evaluation, monthly, quarterly and annual consolidations and reporting to Board and Compliance Agencies.

Johan holds a B.Comm degree from the Rand Afrikaans University (1979), an Honours B Compt (1988) and a Certificate in the Theory of Accounting (CTA) (1989) from the University of South Africa.

President and CEO John Bristow stated "We are pleased to have acquired the services of two individuals with in-depth knowledge of the diamond mining business. Hans Gastrow's experience in diamond plant and extraction systems and management practices, and the hands-on approach and accounting skills of Johan Oosthuizen at the operational level will add depth to our operational and management teams. We look forward to the contributions and benefits that these gentlemen will bring to Rockwell."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.